FORM N-8F

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Application Pursuant to Section 8(f) of the

Investment Company Act of 1940 (“Act”)

and Rule 8f-1 Thereunder for Order Declaring

that a Registered Investment Company has Ceased

to be an Investment Company under the Act

I. General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15,24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Invesco Van Kampen Trust for Investment Grade New Jersey Municipals (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-06536

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒  Initial Application             ☐  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1555 Peachtree Street, NE

Suite 1800

Atlanta, GA 30309

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Peter Davidson

11 Greenway Plaza

Suite 2500

Houston, TX 77046

(713) 214-7888

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.3 Ia-l, .3 1a-2]:

Invesco Advisers, Inc., 1555 Peachtree Street, NE, Suite 1800, Atlanta, GA 30309, (404) 439-3217 (records relating to its functions as investment adviser, administrator, and fund accountant to the Fund)

State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111, (617) 786-3000 (records relating to its function as custodian to the Fund)

Computershare Trust Company, 250 Royal Street, Canton, MA 02201, (732) 512-3172 (records relating to its functions as transfer agent to the Fund)

NOTE:	Once de registered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐  Open-end            ☒  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Originally organized in the Commonwealth of Massachusetts; redomesticated on October 15, 2012 under the laws of the State of Delaware prior to merger.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Invesco Advisers, Inc.

1555 Peachtree Street, NE

Suite 1800

Atlanta, GA 30309

Morgan Stanley Investment Advisers Inc.

522 Fifth Avenue

New York, NY 10036

Invesco Asset Management Deutschland GmbH

An der Welle S

1st Floor

Frankfurt, Germany 60322

Invesco Asset Management Limited

Perpetual Park

Perpetual Park Drive

Henley-on-Thames

Oxfordshire, RG91HH

United Kingdom

Invesco Asset Management (Japan) Limited

Roppongi Hills Mori Tower 14F

6-10-1 Roppongi

Minato-ku, Tokyo 106-6114

Invesco Australia Limited

333 Collins Street, Level 26

Melbourne Vic 3000, Australia

Invesco Hong Kong Limited

41/F Citibank Tower

3 Garden Road, Central

Hong Kong

Invesco Senior Secured Management, Inc.

1166 Avenue of the Americas

New York, NY 10036

Invesco Canada Ltd.

5140 Yonge Street

Suite 800

Toronto, Ontario

Canada M2N 6X7

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not Applicable

13.	If the fund is a unit investment trust (“UlT”) provide: Not Applicable

(a)	Depositor’s name(s) and addressees):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐   Yes            ☒  No

If Yes, for each UIT state:

Name(s):

File No.: 811

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes            ☐  No

If Yes, state the date on which the board vote took place: November 29-30, 2011

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes            ☐  No

If Yes, state the date on which the shareholder vote took place: August 14, 2012

If No, explain:

II. Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes            ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions: October 15, 2012

(b)	Were the distributions made on the basis of net assets?

☒  Yes            ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☒  Yes            ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐  Yes            ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☒  Yes            ☐  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: The Fund had issued Variable Rate Muni Term Preferred Shares (“VMTP Shares”) in addition to the Fund’s Common Shares. To the extent that the distributions were attributable to ordinary income or capital gains, such ordinary income and capital gains were allocated to Common Shareholders and VMTP Shareholders in accordance with each class’s proportionate share of the total dividends paid by the Fund during the year. If necessary, the Fund made additional payments to VMTP shareholders to offset the tax effects of taxable distributions.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒  Yes            ☐  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes            ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

Not applicable

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐  Yes            ☒  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐  Yes            ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes            ☒  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

	Paid by Fund	Paid by Invesco Advisers, Inc.	Total per Category
(i) Legal expenses:	-0-	$164,169	$164,169
(ii) Accounting expenses:	-0-	4,000	4,000
(iii) Other expenses (filing fees and related expenses):[1]	-0-	18,735	18,735

(iv) Total expenses (sum of lines (i)-(iii) above):	-0-	186,904	186,904

[1]	Includes proxy printing, mailing and solicitation fees.

(b)	How were those expenses allocated? The Fund’s investment adviser bore all merger-related expenses.

(c)	Who paid those expenses? Invesco Advisers, Inc., the Fund’s investment adviser.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes            ☒  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes            ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes            ☒  No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a) State the name of the fund surviving the Merger: Invesco Van Kampen Municipal Trust (now known as Invesco Municipal Trust)

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-06362

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Common Shares: SEC File Number 12922147, 497 filing, Accession number 0000950123-12-009374 (33 Act), filed June 22, 2012; VMTP Shares: SEC File Number 12944127, DEF 14A filing, Accession number 0000950123-12-009823 (34 Act), filed July 3, 2012

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not Applicable

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Invesco Van Kampen Trust for Investment Grade New Jersey Municipals, (ii) he is the Senior Vice President of the Invesco Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ John M. Zerr
Name:	John M. Zerr
Title:	Senior Vice President